December 11, 2013

Pamela Long
Assistant Director
Sherry Haywood
Staff Attorney
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Explore Anywhere Holding Corp. Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed July 25, 2013 File No. 001-33933

Dear Ms. Long,

This letter is to confirm that not withstanding the outstanding comments, the Company will not pursue the above referenced solicitation.

Please feel free to contact us or our counsel, Harold P. Gewerter, Esq. at 702-382-1714 or harold@gewerterlaw.com with any questions regarding this matter.

Thank you

Very truly yours,

/s/ Bryan Hammond
Bryan Hammond
CEO